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SEC FILE NUMBER
8-32162

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fairport Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9141 E. Hidden Spur Trail
(No. and Street)

Scottsdale	AZ	85255
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick A. Conway	480-247-6874	pconway@thefairportgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2MS

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fairport Capital, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN RANDALL
Notary Public - Arizona
Maricopa Co. / #622601
Expires 03/31/2026

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ ~~(g) Notes to consolidated financial statements.~~
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on ~~applying agreed-upon procedures~~, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2022

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

Contents

Tuttle · Bond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Fairport Capital, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2022, and the related statements of comprehensive income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Supplementary Information, incuding net capital information and exemption review, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, TX
May 27, 2022

We have served as the Fairport Capital, Inc.'s auditor since 2019.

Fairport Capital Inc.
Statement of Financial Condition
March 31, 2022

Assets

Current assets		
Cash and equivalents	$	201,354
Commissions receivable		73,281
Total current assets		274,635
Property and equipment		
Office equipment		2,856
Accumulated depreciation		(2,856)
Net property and equipment		-
Total assets	$	274,635

Liabilities and Shareholder's Equity

Current liabilities		
Accounts payable	$	180,732
Accrued liabilities		11,190
Income taxes payable		5,877
Total current liabilities		197,799
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares		43,950
Treasury stock - at cost		(14,180)
Retained earnings		47,066
Total shareholder's equity		76,836
Total liabilities and shareholder's equity	$	274,635

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Income and Changes in Retained Earnings
For the Year Ended March 31, 2022

Revenues		
Commisions from mutual funds	$	209,616
Insurance commissions		444,693
Private placements		6,722
PPP loan forgiveness		20,833
Interest income		314
Reimbursed expenses		5,280
Total revenues		687,458
Operating expenses		
Auto		26,523
Client development		16,011
Commissions paid		529,358
Contributions		782
Dues and subscriptions		295
Insurance		1,176
Medical benefit plan		16,649
Office supplies		11,934
Postage		293
Professional fees		16,975
Regulatory fees		14,496
Rent		14,911
Telephone		8,095
Travel		8,273
Total operating expenses		666,016
Net income before taxes		21,442
Tax provision		
Current tax provision		1,366
Total tax provision		1,366
Net income after taxes		20,076
Beginning retained earnings		26,990
Ending retained earnings	$	47,066

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2022

	Common Stock	Treasury Stock	Retained Earnings
Beginning	$ 43,950	$ (14,180)	$ 26,990
Net income	-	-	20,076
Ending	$ 43,950	$ (14,180)	$ 47,066

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Cash Flows
For the Year Ended March 31, 2022

Cash flows from operating activities:		
Net income	$	20,076
Adjustments to reconcile change in net income to cash provided (used) by operating activities:		
Loan forgiveness under the PPP loan program		(20,833)
Increase in commissions receivable		(22,376)
Increase in accounts payable		16,084
Increase in accrued liabilities		1,443
Increase in income taxes payable		376
Return of security deposit		1,200
Termination of right of use lease liability		(180)
Total adjustments		(24,286)
Net cash used by operating activities		(4,210)
Net decrease in cash and cash equivalents		(4,210)
Beginning cash and cash equivalents		205,564
Ending cash and cash equivalents	$	201,354
Supplemental disclosures of cash flow information:		
Taxes paid	$	990

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Notes to Financial Statements
March 31, 2022
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984, in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells insurance products and fixed and variable annuities, among other retail type security products. The Company believes that its performance obligation is the sale of the insurance policy or security product to the insured or investors and as such is filled on the date the insurance policy is executed or trade date of the security product. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregation can be found on statement of operations for the year ended March 31, 2022.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2022 as management does not believe it is exposed to any risk of loss based upon its historical experience. Contract assets are $73,281, while contract liabilities are $39,732.

Property and equipment - *Property and equipment are stated at cost. Depreciation is computed using the* straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Management has taken the position that it does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2019 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $141,000 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

The Company paid $1,500 for the year ended March 31, 2022 to the president for accounting services.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The Company had no net deferred tax assets or liabilities as of March 31, 2022.

The components of income tax expense related to continuing operations at March 31, 2022 are as follows:

Federal		
Current provision (benefit)	$	894
Deferred provision (benefit)		-
		894
State		
Current provision		472
Deferred provision (benefit)		-
		472
Totals	$	1,366

NOTE 5 – NOTES PAYABLE AND DEBT

During fiscal year 2021, the Company applied for and received a Paycheck Protection Program loan of $20,833. The loan program is designed to have the debt forgiven as long as certain conditions are met by the Company in the use of the funds. The Company has applied for and received debt forgiveness during the year ended March 31, 2022.

NOTE 6 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2022, the Company had net capital of $37,555, which was $24,362 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness, adjusted for allowable commission payable add backs. The Company's ratio of indebtedness to net capital was 5.27 to 1.

NOTE 8 – RISKS AND UNCERTAINTIES

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, and workforce. Given the daily evolutions of the COVID-19 outbreak and the global responses to such spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the year ended March 31, 2023.

Management believes it is well-positioned with enough liquid resources from current reserves as well as the continued success in generating commissions.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Certification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial condition dated March 31, 2022, through May 27, 2022, which is the date the financial statements were available to be issued.

Fairport Capital, Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended March 31, 2022

Fairport Capital, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended March 31, 2022

Computation of Net Capital

Total Stockholder's Equity	$	76,836
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	10,992
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	65,844

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	13,192
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	13,815
Excess Net Capital	$	52,029

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	197,779
Percentage of Aggregate Indebtedness to Net Capital		300.38%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of March 31, 2022	*$*	*67,622*
Adjustments		
Increase (Decrease) in Equity	$	2,185
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	(3,963)
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	65,844
Reconciled Difference	$	-

Fairport Capital, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended March 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2022, the Company had net capital of $65,844 which was $52,029 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 300.38%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities and operates without an exemption pursuant to Footnote 74 of SEC Release No. 34-70073.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Fairport Capital, Inc.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended March 31, 2022

TuttleBond

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting
Firm Exemption Review Report

Patrick Conway
Fairport Capital, Inc.
14538 N. Frank Lloyd Wright Blvd.,
Suite B-14
Scottsdale, AZ 85260

Dear Mr. Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
May 27, 2022

Fairport Capital, Inc.
9141 E. Hidden Spur Trail
Scottsdale, AZ 85255

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) for a partial period and Release No. 34-70073, Footnote 74, ("the Report") for the remaining period covered by the Report.

Fairport Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, Fairport Capital, Inc. states the following:

1. Effective October 20, 2020, and for each successive year thereafter until amended, Fairport Capital, Inc. ceased reliance on 15c3-3(k)(2)(i); henceforth, Fairport Capital, Inc. is filing this Exemption Report relying Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("the Release:") because the firm limits its business exclusively, such that it does not and will not: (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to Fairport Capital, Inc.); (2) carry accounts of or for customers, and (3) carry PAB accounts, and will otherwise limit its business activities to:

   A. Mutual Fund Retailer – Subscription only.
   B. Broker or dealer selling variable life insurance or annuities.
   C. Real estate syndicator.
   D. Broker or dealer selling oil and gas interests.
   E. Broker or dealer selling tax shelters or limited partnerships in primary distributions.
   F. Private placement of securities.

2. Fairport Capital, Inc. met the identified operating limitations to operate pursuant to Release No. *34-70073, Footnote 74, without exception for the period April 01, 2021, through March 31,* 2022.

I, Patrick A. Conway, to the best of my knowledge and belief, affirm that the information contained herein is true and correct.

Regards,

Patrick A. Conway
President

Fairport Capital, Inc.

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended March 31, 2022

TuttleBond

Fairport Capital, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2022

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Growth Partners Investment Banking is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a- 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through Fairport Capital, Inc., which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating airport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. airport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of April 01, 2021 through March 31, 2022 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PLLC

China Spring, Texas
May 27, 2022

Fairport Capital, Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended March 31, 2022

SIPC 7 Reconciliation

Total Due SIPC 7 After SIPC 6 / Before Applied Overpayment	$ 10				
Overpayment Applied	$ 182				
Balance Due after SIPC 6 Payment and Applied Overpayment	$ (172)				
			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$ -		n/a		SIPC
Paid with SIPC 7	$ -		n/a		SIPC
Total Paid	$ -				
Reconciled Difference (Overpayment) Underpayment	$ (172)				